SNET                                           News Release

                                               227 Church Street
                                               New Haven, Connecticut 06510





                                       October 23, 1997





For more information contact:  Kevin Moore
                               (203) 771-2136







            SNET ANNOUNCES EARNINGS PER SHARE UP
               6 PERCENT FOR THE THIRD QUARTER


Southern New England Telecommunications Corporation (SNET) -

- (NYSE: SNG) -- announced today that its third quarter net

income was $49.1 million or $0.74 per share compared with

last year's third quarter net income of $45.8 million or

$0.70 per share.



Daniel J. Miglio, SNET's chairman and chief executive

officer, said, "Third quarter earnings were very solid,

especially considering our absorption of competitive

impacts, regulatory mandates, Year 2000 expenses and start-up costs for our new cable-TV business.



"Our interstate/international long-distance business has

captured 40 percent of the market, reflecting the fact that

we were just rated number one among mainstream customers in

a national J.D. Power survey.  Our wireless margins continue to improve.  SNET americast, now 7-months old, has market

share ranging from approximately 20 percent to 40 percent in the towns where we have been marketing for 90 days or more.

We are demonstrating that we know how to serve our customers better than anyone else in the dynamic market for

information, communications and entertainment services."



Revenues



Consolidated revenues and sales for the third quarter were

up 4.4 percent to $509.7 million.  Wireline revenues rose

7.4 percent to $423.2 million with revenues from the

company's interstate/international long-distance business up

27 percent on an almost identical percentage increase in

customers.  In-state toll revenues declined 12.7 percent,

continuing to reflect the full impact of 1+ competition,

which was introduced during 1996.  Access-line growth

continued to be strong, up 5.2 percent, including the

addition of about 21,000 lines from SNET's newest

subsidiary, Woodbury Telephone.  This, along with higher

revenues from vertical telephone services like caller ID,

call blocking and missed-call dialing contributed to a 5.3

percent rise in local-service revenues.  Network-access

revenues rose 10.7 percent on growth from in-state and

interstate minutes of use.



Wireless revenues were up 2.8 percent to $58.3 million.

The company's base increased 16.3 percent.



Information and Entertainment revenues grew 2.8 percent

to $47.3 million.



Expenses



Consolidated operating and maintenance expenses for the

third quarter were up 2 percent to $301.3 million.



     Wireline expenses rose 6.1 percent or $15 million

     with the majority of that going to support the

     healthy growth in SNET's interstate/international

     long-distance business.  In addition, approximately

     $3 million was spent during the quarter on computer

     reprogramming for the Year 2000.



     Wireless expenses dropped 15.5 percent or $6.9

     million primarily because of successful programs to

     reduce fraud and bad debt.



     Information and Entertainment expenses rose 62.5

     percent or $10 million largely to support the

     rollout of SNET americast and, to a lesser extent,

     to support continuing growth in SNET Internet,

     which now serves over 74,000 customers.



Depreciation and amortization expenses were up 7.3

percent for the third quarter due to higher levels of

property, plant and equipment.  Interest expense was up

2.3 percent or $0.5 million.



In the third quarter, the company absorbed approximately

$13 million from various regulatory decisions, including

an FCC-mandated access-charge reduction, requirements of

the Federal Telecommunications Act and SNET's planned

wholesale/retail restructure.



SNET is the leading information, communications and

entertainment company in Connecticut, offering a full

range of wireline products including SNET All Distance[R]

service as well as wireless voice and data services,

Internet access and cable TV.  The company is building

I-SNET[R], a statewide broadband information superhighway.

In the latest J.D. Power national customer satisfaction

survey, SNET was rated the number-one, long-distance

company in America among mainstream users.

                            -##-



                            SNET
         Preliminary Summary of Consolidated Results
        For the Three Months Ended September 30, 1997
       (Dollars in Millions Except Per Share Amounts)


                                      (Unaudited)
                                For the 3 Months Ended     Percent
                                      September 30,         Change
                                    1997        1996
INCOME STATEMENT
Revenues and Sales                 $509.7     $488.2         4.4%
Costs and Expenses:
 Operating and maintenance          301.3      295.3         2.0%
 Depreciation
  and amortization                   95.0       88.5         7.3%
 Taxes other than income             14.2       13.9         2.2%
  Total Costs and Expenses          410.5      397.7         3.2%
Operating Income                     99.2       90.5         9.6%
Interest expense                     22.4       21.9         2.3%
Other income, net                     1.7         .4
Income Before Income Taxes           78.5       69.0        13.8%
Income taxes                         29.4       23.2        26.7%
Net Income                          $49.1      $45.8         7.2%

Weighted Average Common Shares
 Outstanding (thousands)           66,481     65,606         1.3%


Earnings per share                  $0.74      $0.70         5.7%


STATISTICS
Access Lines in Service
  (thousands)                       2,257      2,145         5.2%
Interstate Minutes of Use
  (millions)                        2,097      1,985         5.6%





                            SNET
         Preliminary Summary of Consolidated Results
        For the Nine Months Ended September 30, 1997
       (Dollars in Millions Except Per Share Amounts)


                                   (Unaudited)
                             For the 9 Months Ended      Percent
                                   September 30,          Change
                                1997         1996
INCOME STATEMENT
Revenues and Sales           $1,494.0     $1,450.0         3.0%
Costs and Expenses:
 Operating and maintenance      878.2        849.9         3.3%
 Depreciation
  and amortization              281.0        265.9         5.7%
 Taxes other than income         40.7         41.4        (1.7%)
  Total Costs and Expenses    1,199.9      1,157.2         3.7%
Operating Income                294.1        292.8          .4%
Interest expense                 67.5         67.2          .4%
Other income, net                 5.7          6.2        (8.1%)
Income Before Income Taxes      232.3        231.8          .2%
Income taxes                     87.1         83.3         4.6%
Income Before
  Extraordinary Charge          145.2        148.5        (2.2%)
Extraordinary Charge,
  Net of Tax                     (3.7)          -
Net Income                     $141.5       $148.5        (4.7%)

Weighted Average Common Shares
 Outstanding (thousands)       66,110       65,539          .9%

EARNINGS PER SHARE
Income Before
  Extraordinary Charge          $2.20        $2.27        (3.1%)
Extraordinary Charge,
  Net of Tax                    (0.06)           -
Net Income                      $2.14        $2.27        (5.7%)


STATISTICS
Access Lines in Service
   (thousands)                  2,257        2,145         5.2%
Interstate Minutes of Use
   (millions)                   6,198        5,890         5.2%